Jassmin McIver-Jones
Assistant Vice President, Legal
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

April 14, 2023

Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-249922; 811-08557; CIK: 0001048607
      Post-Effective Amendment No.: 3 on Form N-6, Rule 485(a)
      Lincoln VULONE 2021

Dear Mr. Oh:

This is in response to your recent comments in the order in which they were received.  A strikethrough version of the prospectus containing these revisions will be provided under separate cover.

1.	General Comments:

We have updated certain sections within the prospectus that were not specifically commented on but were relevant to other comments that required updating.

2.	Important Information You Should Consider About the Policy table (pgs. 6-8)

a.	Please remove the narrative under the table. This should be a global change.

Response:  Pursuant to your request we have removed the narrative under  the table and updated per the Form N-6.

b.	Please add additional disclosure under Investments within the Restrictions section of the table.

Response:  Pursuant to your request we have revised the disclosure accordingly.

3.	Overview of the Policy (pgs. 9-10)

We have added additional disclosure regarding current investment restrictions pursuant to the comment to add disclosure about current investment restriction under Risks in the “Important Information You Should Consider About the Policy” table (pg. 7).

4.	Fee Table (p.10)

Please provide a narrative regarding Premium Tax within the prospectus.

Response:  Pursuant to your request we have revised accordingly.

5.	Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses (pgs. 11-14)

a.	Under Interest on Accelerated Benefit Lien, please add narrative.

Response:  Per our conversation the 11b and 11c disclosure is within the narrative of the benefit.

b.	Under Lincoln LifeEnhance Accelerated Benefits Rider remove “Cost of Insurance” .

Response:  Pursuant to your request, we have revised accordingly.

c.	Under Long-Term Care Rider please move the “*” to the first column after the rider name.

Response:  Pursuant to your request, we have revised accordingly.

d.	Under Footnote #3 – please confirm charge.

Response:  We have confirmed the charge and no update is required.

6.	Annual Fund Expenses (p. 14)

Please consider significantly shortening the footnote and refer owner to the underlying fund prospectus for more information.

Response:  Pursuant to your request, we have revised accordingly

7.	Principal Risks of Investing in the Policy (pgs. 15-17)

We have included a section titled “Investment Restriction Compliance” for additional disclosure per the comment to move narrative under Appendix A “Current Investment Restrictions for Optional Benefits” within the body of the rider.  Also, amended language regarding imposing restrictions.

8.	Policy Charges and Fees (pgs. 23-27)

Please add a narrative for Premium Tax.

Response:  Pursuant to your request, we have revised accordingly.

9.	Other Benefits Available Under the Policy (pgs. 34-38)

a.	Please group all the Standard benefits and Optional benefits together per Item 11b. If possible, please list as they appear in the prospectus.

Response:  Pursuant to your request, we have revised accordingly.  Please be aware due to these changes there may be significant blacklining within the prospectus.

b.
Under the No-Lapse Enhancement Rider – although we did not receive a specific comment on this section, we have added additional disclosure pursuant to the comment to add current investment restrictions to the “Important Information You Should Consider About the Policy” table (pg. 7).

c.	Please change Premium Reserve Rider to Standard as it is issued with the policy.

Response:  Pursuant to your request, we have revised accordingly.

d.	Please change Automatic Rebalancing to Standard.

Response:  After careful consideration, this should remain Optional.

10.	No-Lapse Enhancement Rider (pgs. 58-63)

a.
We have added additional disclosure after the first paragraph pursuant to the comment to move the narrative under Appendix A “Current Investment Restrictions for Optional Benefits” within the body of the rider.  We have also amended language regarding current investment restrictions.

b.
Allocation Requirements:  Please move narrative under Appendix A “Current Investment Restrictions for Optional Benefits” within the body of the rider.  Also, amend language regarding imposing restrictions.

Response:  Pursuant to your request, we have revised all paragraphs accordingly and have additionally made provisions from the comments to include current investment restrictions.

11.	Overloan Protection Rider (pgs. 63-64)

Please explain what the adverse tax consequences are.

Response:  The exercising of this rider does not cause tax consequences.  This statement is warning the owner to monitor their policy to ensure they continue to meet the rider eligibility requirements.  It is the failure to meet eligibility for the Rider that causes the tax consequences.  We have revised accordingly.

12.	Automatic Rebalancing (pg. 67)

Please be more specific as to where the owner can cross-reference the requirements pursuant to Item 18, Instruction F.

Response:  Pursuant to your request, we have revised accordingly.

13.	Appendix A: Funds Available Under the Policy

a.	Please provide specific information on current and added restrictions.

Response:  Pursuant to your request, we have revised accordingly.

b.	Please ensure the Average Annual Total Returns have been updated.

Response:  All percentages have been updated.  Please be aware due to these changes there may be significant blacklining within the prospectus.

c.	Please create an Appendix B to address - Current Investment Restrictions for Optional Benefits – No-Lapse Enhancement Rider and separate the fund names in the tiers for clarity.

Response:  Pursuant to your request, we have revised accordingly.

d.	Please move allocation restrictions from the appendix into the rider description.

Response:  Pursuant to your request, we have revised accordingly and updated disclosure under “Principal Risks of Investing in the Policy” (pgs. 15-17) and the “No-Lapse Enhancement Rider” (pgs. 58-63).

Comments on the ISP – Carry through all comments on the statutory prospectus

Cover page:  Please ensure that 10-day language is carried over from the cover page of the statutory prospectus.

Response:  Pursuant to your request, we have revised accordingly.

A courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Assistant Vice President